UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Annual General Meeting
28 April 2006

Chairman’s Report

Ladies and Gentlemen,
In the Annual Report I have said we are now on the right path. Indeed we are.
That path as a technology integrator was an initiative of David Smith and it is working. But our costs are high and we will need to reduce them sharply.
The cost saving measures are overdue. Over time, duplication between the US operations and those in Australia has naturally increased and this needs to be addressed. The test must be about productivity, benefit to company objectives and costs.
Now it is often the case that the high sounding words don’t lead to any action. As a demonstration of our immediate attention to this, at a Board
Meeting prior to this AGM the Board have agreed this specific action:
1. The Director’s remuneration ceases until they consider that it makes financial sense to again pay directors fees.
2. As part of the cost cutting the position of CEO has been vacated. It follows from that he has also resigned his position as director. I will assume the executive chairman’s role without remuneration of any nature from this
AGM.
3. All other costs will be examined with the intention of reducing our costs by at least 40% overall.
We intend to do this by downsizing but not in those areas critical to our objective of the delivery of military product in the shortest possible time.
This downsizing is in the context of a further capital raising.  The Board has determined to adopt a two to three tranche basis for the capital raising.  The first step of that is a shareholder placement plan.  Early feedback to the
Company is that this has been well received by shareholders.  This step is to ensure that our current members have some opportunity to reduce dilutions. Our second tranche work is well advanced with due diligence in progress.  We are hopeful the outcome on this will be successful.
Now I wish to record the Board’s thanks to David Smith for his time with us and his determination to see us get our costs right. His contribution to strategy was valuable and in particular, his setting us on the right path is acknowledged. David has prepared an address for me and as your Executive
Chairman I am grateful for this.
”The executive team collectively decided that Metal Storm needed to change its strategy and, more importantly, the tempo at which we were achieving commercialization of our technology.  Very unfortunate current events such as the war in Iraq and Afghanistan, coupled with increasing global demands for
Homeland Security and a need for increased capabilities in Law Enforcement, created a need that our technology uniquely could meet.  We set out to implement a strategy that would start the process of Metal Storm meeting these immediate needs.
As a result, the efforts of the entire company were narrowly focused on the military applications for our 40 mm launching systems.  We took on the responsibility of completing the necessary development work to progress the low velocity launching systems with a forward eye on moving our attention to higher velocities.  With this decision came an immediate need to focus on our engineering team and what additions needed to be facilitated to assure we had the necessary talent on board to fulfill these development challenges.  In tandem with this, a very focused effort was commenced to aggressively pursue various types of High Explosive munitions, both in Australia and the United
States.
Part of the process of altering our strategy to that of the weapons systems integrator business model was to formulate strategic relationships with organizations that were more strongly positioned in the military, homeland security and law enforcement industries.  The strategic alliances forged with
Singapore Technologies, Kinetics Division, the US Army Armament Research &
Development Engineering Center and Electro Optic Systems Holdings Limited have proven to be invaluable to achievement of our goals.
What exactly has this directed focus allowed Metal Storm to achieve?  I feel much has been strategically achieved and has been done in a very short time frame:  The most significant of these achievements is that we have successfully generated and tested a number of prototype weapons systems that are truly complete system packages, with both the weapon and effective munitions, munitions that will meet the tactical requirements of our customers!  Collaboration with our strategic partners has also allowed Metal storm to convert certified warheads, already in use by various military organizations, to the Metal Storm configuration.  This should become a paramount achievement as will reduce the time necessary to get our munitions developed and tested and certified.
The physical achievements of this focus were very prominently displayed recently at the Asian Aerospace Exhibition in Singapore.  They were the
RedbackTM system, which is an integrated, vehicle mounted and optically targeted weapons system program which is being primed by EOS.  Our 3GL prototype, which is a three shot Grenade Launcher attached to a tactical assault rifle, was also put on display at AAE and received many positive responses along with REDBACK.  We will be unveiling more exciting prototypes as the contract requirements with the Department of Energy (DOE), the United
States Army and the United States Navy are completed and delivered.
These achievements have been challenging.  Strategic change and successful execution to the degree that Metal Storm has achieved in 2005 comes only from hard work, aggressive planning and tough business focus.  I want to acknowledge the invaluable guidance and assistance rendered by our Board of
Directors.  No mater how I ponder, I have yet to achieve the words that articulate the appreciation and gratitude I have for my executive team.  They have worked long and hard to bring to bring so much to fruition.
It’s clear to see that our focus throughout 2005 is paying off and in 2006 and
2007 we will be looking to broaden our perspective and find ways to branch out into other weapon categories and other applications of our core technology.
In order to do this we must sustain our current momentum and set our goals even higher.  The immediate challenges before Metal Storm, as I see them are:
• Cost cutting
• Complete the necessary engineering of current Metal Storm weapon system components to an engineering level suitable for certification by the appropriate government /military agencies.
• Continue to build and demonstrate selected existing and new weapon systems to generate demand for early adoption by end users.
• Continue to be awarded funded contracts to build weapons systems against specific customer requirements.
• Obtain certification of our components and our prototype systems.
• Secure customer production orders for our certified products
Sustaining the momentum to achieve the above goals will entail a number of critical things.  The first is to capitalize the company so Metal Storm has the necessary resources.  We are in the process of doing just that.  Our engineers must maintain their current level of high performance and innovative thought.  We must continue to develop and solidify relationships with our targeted customers and partners that are additive to our capabilities.  It is critical that we resolve ourselves to the highest level of accomplishment on our current contract base.  Most importantly, Metal Storm needs to continue to serve and benefit you, our shareholders, who have, as well, shown much resolve in staying the course with Metal Storm and I thank you greatly for that resolve.”

I wish to thank my colleagues on the Board.  They bring great skills with robust debate about the right path, the executive team and staff.

Finally to the patient shareholders our thanks. We, your directors are determined to extract value within this unique technology.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 (0) 7 3221 9733

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 2, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary